SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2010 with the report for the six-month period ended on December 31, 2009 and December 31, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2010, the Company filed the report for the six-month period ended on December 31, 2009 and December 31, 2008 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	12-31-09	12-31-08
	In Thousand Ps.	In Thousand Ps.
1- Period Result
Ordinary	141,845	12,296
Extraordinary	—	—
Period Profit	141,845	12,296

2- Net Worth Composition

Outstanding Shares	496,539	479,593
Treasury Shares	5,001	21,943
Subscribed Capital	501,540	501,536
Comprehensive Capital Adjustment – Outstanding shares	164,561	158,946
Comprehensive Capital Adjustment – Treasury Shares	1,657	7,272
Premium on Shares	879,224	879,207
Technical revaluation	—	—
Legal Reserve	23,023	16,792
Reserve for new projects	143,928	158,744
Retained earnings	144,122	(34,584)
Temporary conversion difference	64,681	(11,691)
Total Net Worth	1,922,736	1,676,222

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of December 31, 2009, the capital stock of the Company is Ps. 501,539,773. Its share composition is divided in 501,539,733 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 178,436,162 shares, which represent 35.58% of the issued and outstanding capital stock.

As of December 31, 2009 the amount of 318,102,817 non endorsable common stock of nominal value Ps.1 each and one (1) vote each were not held by the principal shareholders, which represents 63.43% of the issued and outstanding capital stock.

As a result of the allotment of the treasury shares among the shareholders dated November 23, 2009, 5,000,754 common shares were treasury shares as of December 31, 2009, which represents 0.99% of the issued and outstanding capital stock.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a result of the allotment of treasury shares among the shareholders, dated November 23, 2009, the terms of the warrants were modified. Consequently the convertion ratio is 0,35100598 new shares per warrant and the exercise price per share is US$ 1.5954. The warrants will expire on May 22, 2015. The warrants are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the NASDAQ under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 563,915,287. If Inversiones Financieras S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A: would increase in 29,160,186 shares, which would represent a stake of 36.81%, and a total amount of 207,596.348 shares.

Below is an outline of the highlights of this period:

•	Net income for the first six months of FY 2010 amounted to Ps. 141.8 million compared to the Ps. 12.3 million posted in the first half of the previous fiscal year.

•

Operating income for the six-month period amounted to Ps. 280.5 million, composed by a Ps. 285.6 million profit from the consolidation of IRSA’s segments and a Ps. 5.1 million loss from Cresud’s agribusiness segments. The agribusiness segments had posted a Ps. 17.8 million operating loss in the same period of the previous fiscal year.

•

Operating losses in Agribusiness segments as of December 2009 are attributable to the seasonality patterns in the crop segment revenue recognition. Results should improve as summer crops, which were allocated most of the area under production, get harvested. Sowing presents a high degree of progress and the perspectives for crop evolution look good.

•

Cresud paid dividends for Ps. 60 million and allocated 0.053 treasury shares per share held among its shareholders. The treasury shares had been purchased during fiscal year 2008-2009 in the context of domestic and international markets’ turbulence.

•

IRSA: The Consumer Finance Segment, 80% of which is to be sold to Banco Hipotecario, has experienced a recovery in results. The rental segments have shown a solid performance, with a recovery in the Shopping Centers’ revenue growth rates as from the second quarter of the fiscal year, and an option to purchase Parque Arauco’s 29.6% stake in Alto Palermo for US$ 126 million was agreed. Should this option be exercised, it will imply the consolidation of IRSA’s position in the Argentine shopping center market.

•    SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 11, 2010.